Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

January 11, 2018

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie Lithotomos

RE: Mirae Asset Discovery Fund: Registration Nos. 333-166018 and 811-22406 (the “Registrant”)

Dear Ms. Lithotomos:

This letter is in response to your comments provided via telephone, regarding Post-Effective Amendment No. 50 to the Registrant’s registration statement for the new Emerging Markets Corporate Debt Fund (the “Fund”), filed with the Securities and Exchange Commission (“SEC”) on October 24, 2017.

1.       Comment: Since investing in exchange traded funds is a principal investment strategy, please disclose the Acquired Fund Fees as a separate line item in the “Fees and Expenses of the Fund” table in the Prospectus if the Acquired Fund Fees are estimated to be in excess of .01% of the Fund’s average net assets.

  Response: The Registrant estimates that the Acquired Fund Fees will be in excess of .01% of the Fund’s average net assets for its initial fiscal year. Therefore, a separate line item in the “Fees and Expenses of the Fund” table in the Prospectus for Acquired Fund fees has been included. The revised “Fees and Expenses of the Fund” table is attached as Exhibit A.

2.       Comment: Please confirm that the fee waiver agreement will extend to at least one year from the date of the Prospectus.

  Response: Registrant confirms that the fee waiver agreement will extend to at least one year from the date of the Prospectus.

3.       Comment: Please confirm that the fee waiver will be applied to only the first year of the Expense Example.

  Response: The Registrant confirms that the fee waiver has been applied in the Expense Example only during the first year of the Expense Example.

4.       Comment: Please refer to non-investment grade securities as “junk bonds” in addition to “high yield.”

  Response: The Registrant will revise the disclosure as requested.

5.       Comment: With respect to the Registrant’s investment in derivatives, please confirm supplementally whether Registrant will include derivatives for the purpose of investing at least 80% of its net assets in corporate debt instruments. If so, please confirm supplementally that Registrant will value those derivatives at market value.

  Response: The Registrant confirms that derivatives will not be included in the calculation of the 80% basket of corporate debt instruments.

6.       Comment: Please consider whether cybersecurity should be included as a principal investment risk.

 Response: The Registrant has considered the comment and had decided not to include cybersecurity risk as a principal investment risk at this time.

7.       Comment: Please include the month and year that the portfolio manager started managing the Fund instead of “since inception.”

  Response: Registrant will revise the disclosure as requested.

8.       Comment: In the section: “Related Performance of Other Accounts:”

 (a) Confirm that the “Related Korean Account” is the only account with a strategy substantially similar to the Fund.

  Response: The Investment Manager has confirmed to the Registrant that the “Related Korean Account” is the only account with a strategy substantially similar to the Fund.

 (b) If any of the returns of the Related Korean Account were calculated in a foreign currency, state that fact, identify the currency and state that performance may have been different because of the currency conversion.

  Response: The Investment Manager has confirmed to the Registrant that the Related Korean Account is denominated in U.S. dollars and its returns are calculated in U.S. dollars and therefore no currency conversion is performed. The Registrant will correct the disclosure accordingly.

 (c) Please submit the completed chart via correspondence prior to the effective date of the Fund’s Registration Statement.

  Response: The completed chart is attached hereto as Exhibit B.

  (d) Please confirm that, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Manager will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns for the performance shown in the section entitled “Related Performance of Other Accounts” in the prospectus.

  Response: The Advisor has informed the Registrant that, as required by Rule 204-2(a)(16) of the Advisers Act, the Investment Manager will maintain all accounts, books, internal working papers, and any other records or documents that are necessary to form the basis for or demonstrate the calculation of the performance or rate of returns shown in the section entitled “Related Performance of Other Accounts” in the prospectus.

9.       Comment: In the Statement of Additional Information, item number (g) under the Investment Policies and Limitations section add “or group of industries” to the concentration policy.

  Response: The Registrant will revise item number (g) under the Investment Policies and Limitations section as follows, such that the Fund may not: “Invest more than 25% of its total assets in securities of companies within a single industry or group of industries, provided that there is no limitation with respect to securities issued or guaranteed by the U.S. Government or any agencies or instrumentalities.”

The preceding comments and related responses have been provided by and discussed with the Investment Manager and management of the Registrant.

Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund, a series of Mirae Asset Discovery Funds (the “Trust”). You may qualify for sales charge discounts if you and your family invest, or agree to invest, at least $50,000 in the Trust. More information about these and other discounts is available from your financial professional and in the “Description of the Share Classes” section on page [16] of the Fund’s Prospectus and in the “Purchase and Redemption of Shares” section of the Fund’s statement of additional information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Class I
Maximum Sales Charge (Load) imposed on purchases (as a percentage of the offering price)	4.50%	None	None

Maximum Deferred Sales Charge (Load) for redemptions within one year of purchase (as a percentage of the original cost or redemption proceeds, whichever is less) (a 1.00% deferred sales charge may apply on certain redemptions of Class A Shares made within 18 months of purchase if purchased without an initial sales charge)	None	1.00%	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Class I
Management Fees	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees	0.25%	1.00%	None
Other Expenses*	1.50%	1.50%	1.50%
Acquired Fund Fees and Expenses*	0.01%	0.01%	0.01%
Total Annual Fund Operating Expenses	2.16%	2.91%	1.91%
Fee Waiver and Expense Reimbursement**	(1.35)%	(1.35)%	(1.35)%
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement	0.81%	1.56%	0.56%

*	Other Expenses and Acquired Fund Fees and Expenses are based on estimated amounts.

Exhibit A

**	The Fund’s investment manager, Mirae Asset Global Investments (USA) LLC (“Mirae Asset USA” or the “Investment Manager”), has contractually agreed to waive its management fee and, if necessary, to reimburse the Fund so that total operating expenses (excluding interest expense, taxes, brokerage commissions, acquired fund fees and expenses and certain other Fund expenses) of the Fund do not exceed 0.80% (for Class A Shares), 1.55% (for Class C Shares) and 0.55% (for Class I Shares) of average daily net assets through August 31, 2019. Each share class may have to repay Mirae Asset USA some of these amounts waived or reimbursed within three years if total operating expenses fall below the expense cap described above. Such repayments are subject to approval by the Board of Trustees, and amounts recaptured under the agreement, if any, are limited to the lesser of (i) the expense limitation in effect at the time of the waiver or reimbursement and (ii) the expense limitation in effect at the time of the recapture. The agreement may be terminated prior to August 31, 2019 upon 90 days’ prior written notice by a majority of the non-interested trustees of the Trust or by a majority of the outstanding voting securities of the Fund. More information about the Fund’s fee waiver and expense reimbursement agreement is available in the “Management of the Fund” section beginning on page [14] of the Fund’s Prospectus.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class A	$528	$968
Class C	$258	$770
Class I	$56	$466

You would pay the following expenses if you did not redeem your shares:

	1 Year	3 Years
Class A	$528	$968
Class C	$158	$770
Class I	$56	$466

Exhibit B

Exhibit B

Related Performance of Other Account

The Emerging Markets Corporate Debt Fund is newly organized and does not yet have its own performance record. The table below sets forth the performance data relating to the Emerging Dollar Corporate Bond Mother Investment Trust Fund, a Korean-domiciled fund that follows substantially the same investment policies and strategies as the Emerging Markets Corporate Debt Fund and is managed by the Emerging Markets Corporate Debt Fund’s portfolio management team (the “Related Korean Account”) in substantially the same way that the Emerging Markets Corporate Debt Fund is to be managed. The table also shows the returns for the JP Morgan CEMBI Diversified, which is provided to represent the investment environment existing at the time periods shown. The JP Morgan CEMBI Diversified is an unmanaged index, and an investor may not invest directly in the JP Morgan CEMBI Diversified.

No performance information is shown for the Fund, which had not commenced operations prior to the date of this prospectus. Investors should not consider this performance data as an indication of the future performance of the Fund or the Related Korean Account. Performance figures are presented for the Related Korean Account, which is a master fund into which other funds and accounts (collectively, the “Korean Feeder Fund”) invest their respective assets. No fees or expenses are charged by the Related Korean Account; instead, all fees and expenses are assessed on the Korean Feeder Fund level. Therefore, performance figures for the Related Korean Account do not reflect any deduction of fees or expenses. The performance figures for the Related Korean Account have not been adjusted to reflect the management fee and other expenses payable by the Fund.

The Related Korean Account is not registered as an investment company under the Investment Company Act of 1940, as amended. The performance of the Related Korean Account could have been adversely affected by the imposition of certain regulatory requirements, restrictions and limitations, if such accounts had been regulated as an investment company under the U.S. federal securities and tax laws. For example, due to such regulatory requirements, restrictions and limitations, the Fund may not be able to hold as large a position in certain securities as the Related Korean Account. Additionally, although it is anticipated that the Fund and the Related Korean Account may hold similar securities, their investment results are expected to differ. In particular, differences in asset size and in cash flow resulting from purchases and redemptions of Fund shares may result in different security selections, differences in the relative weightings of securities or differences in the price paid for particular fund holdings. The performance information does not reflect the deduction of any applicable sales loads which, if reflected, would reduce the performance quoted. In addition, the Fund’s total operating expenses will be higher than those of the Related Korean Account; if the Fund’s expenses were reflected, the performance shown would be lower.

Past performance is not indicative of future returns, and that the investment return and principal value of an investment will fluctuate, sometimes dramatically, so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Historical performance information for the Related Korean Account and the JP Morgan CEMBI Diversified is shown below. The performance figures for the Related Korean Account are time-weighted rates of return to account for periodic purchases and redemptions, which include the deduction of transaction costs. This calculation methodology differs from guidelines of the SEC for calculating performance of mutual funds. The Related Korean Account is a Korean-domiciled, U.S. denominated fund whose returns are calculated in U.S. dollars and reflect the reinvestment of dividends and other distributions.

Exhibit B

Annual Total Returns for the periods ended December 31, 2017

	1 Year	Since inception (12/10/2015)
Related Korean Account	7.33%	15.51%
JPM CEMBI Diversified Adj (BB- & Above) (reflects no deduction for fees, expenses or taxes) [1]	6.90%	14.29%
JPM CEMBI Diversified (reflects no deduction for fees, expenses or taxes) [2]	7.89%	18.67%

1  The JPM CEMBI Diversified Adj (BB- & Above) is the J.P. Morgan Corporate Emerging Markets Bond Index Diversified that tracks US denominated debt issued by emerging market corporations rated BB- or above by S&P Global Ratings. The Index is unmanaged, and investors cannot invest directly in the Index.

2  The JPM CEMBI Diversified is the J.P. Morgan Corporate Emerging Markets Bond Index Diversified that tracks US denominated debt issued by emerging market corporations. The Index is unmanaged, and investors cannot invest directly in the Index.